September 27, 2007

VIA FACSIMILE AND U.S. MAIL

Mark K. Brunhofer
Senior Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re:	Pacific Biometrics, Inc.
Item 4.01 Form 8-K
Filed September 7, 2007
File No. 000-21537

Dear Mr. Brunhofer:

In response to your letter of September 14, 2007, we enclose the amended Form 8-K for Pacific Biometrics, Inc. (“the Company”).  Per your instructions, we have amended the first paragraph of Item 4.01 in the following manner:

Original:	Amended:

On September 4, 2007, the Audit Committee of Pacific Biometrics, Inc. approved a change in Pacific Biometrics’ independent registered public accounting firm for the fiscal year ended June 30, 2007, from Williams & Webster P.S. (“Williams & Webster”) to PMB Helin Donovan, LLP (“PMB Helin Donovan”).  On September 5, 2007, the company entered into an engagement agreement with PMB Helin Donovan to serve as its new independent registered public accountants.

On September 4, 2007, the Audit Committee of Pacific Biometrics, Inc. approved the dismissal of Williams & Webster P.S. (“Williams & Webster”) as the company’s independent registered public accountants and the hiring of PMB Helin Donovan, LLP (“PMB Helin Donovan”) as the company’s new independent registered public accountants.  On September 5, 2007, the company entered into an engagement agreement with PMB Helin Donovan to serve as its new independent registered public accountants.

Mark K. Brunhofer
September 26, 2007

Exhibit 16 of the Form 8-K has also been updated to reflect Williams & Webster, P.S.’s agreement with our amended disclosures.  In addition to our amended filing, we also enclose with this letter a redline of the changes to the Form 8-K for your review.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in this filing.  We further acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (206) 298-0068, ext. 222.  You can also reach the Company’s counsel, Tim Woodland or Brian Pease, at (206) 587-0700.

Sincerely,

/s/ Mario R. Ehlers

Mario R. Ehlers, M.D., Ph. D.
Chief Medical Officer

Enclosures

cc:           John Jensen, Pacific Biometrics, Inc.
Tim Woodland, Cairncross & Hempelmann, P.S.
Brian Pease, Cairncross & Hempelmann, P.S.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):	September 4, 2007

Pacific Biometrics, Inc.
__________________________________________
(Exact name of registrant as specified in its charter)

Delaware	000-21537	93-1211114
_____________________ (State or other jurisdiction	_____________ (Commission	______________ (I.R.S. Employer
of incorporation)	File Number)	Identification No.)

220 West Harrison St., Seattle, Washington		98119
_________________________________ (Address of principal executive offices)		___________ (Zip Code)

Registrant’s telephone number, including area code:	206-298-0068

Not Applicable
______________________________________________
Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01	Changes in Registrant's Certifying Accountant.

On September 4, 2007, the Audit Committee of Pacific Biometrics, Inc. approved a change in Pacific Biometrics’ independent registered public accounting firm for the fiscal year ended June 30, 2007, from Williams & Webster P.S. ("Williams & Webster") to PMB Helin Donovan, LLP ("PMB Helin Donovan"). On September 5, 2007, the company entered into an engagement agreement with PMB Helin Donovan to serve as its new independent registered public accountants.

Williams & Webster’s report on the financial statements for the fiscal years ended June 30, 2005 and 2006, contained no adverse opinion or disclaimer of opinion, nor was any such report qualified as to uncertainty, audit scope, or accounting principles. Williams & Webster’s audit report as of and for the fiscal year ended June 30, 2005 contained an explanatory paragraph regarding the Company’s ability to continue as a going concern.

During the fiscal years ended June 30, 2005 and 2006, and during the interim period between July 1, 2006, and September 4, 2007, there were no disagreements with Williams & Webster on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Williams & Webster, would have caused it to make reference to the subject matter of the disagreements in connection with its reports.

Pacific Biometrics has requested that Williams & Webster furnish it a letter addressed to the Securities and Exchange Commission stating whether Williams & Webster agrees with the disclosure in response to this Item 4.01. Williams & Webster’s letter to the Securities and Exchange Commission, dated September 4, 2007, is attached as Exhibit 16.1 to this Form 8-K.

During the prior two fiscal years and the subsequent interim period prior to the engagement of PMB Helin Donovan on September 5, 2007, Pacific Biometrics did not consult with PMB Helin Donovan regarding the application of accounting principles to any specific transaction, whether completed or proposed; on the type of audit opinion that might be rendered on Pacific Biometrics’ financial statements; or on any matter that was either the subject of a disagreement or a reportable event.

Item 9.01	Financial Statements and Exhibits.

(c) Exhibits

Exhibit No.	Description

16.1	Letter of Williams & Webster dated September 4, 2007, regarding change in certifying public accountant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PACIFIC BIOMETRICS, INC.

September 6, 2007	By:	/s/ Mario R. Ehlers

Name: Mario R. Ehlers
Title: Chief Medical Officer

EXHIBIT INDEX

Exhibit No.	Description

16.1	Letter of Williams & Webster dated September 4, 2007, regarding change in certifying public accountant

EXHIBIT 16.1

[WILLIAMS & WEBSTER LETTERHEAD]

September 4, 2007

Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549

Re:	Pacific Biometrics, Inc.
Commission File Number 0-21537

Dear Sirs:

We are in agreement with the statements made by the above registrant in its Form 8-K to be filed on or about September 4, 2007.

Our independent auditor’s report on the financial statements of Pacific Biometrics, Inc. for the period ended June 30, 2006 contained no adverse opinion or disclaimer of opinion, nor was it modified as to audit scope, accounting principles, or uncertainties.

There were no disagreements with Pacific Biometrics, Inc. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Sincerely,

/s/ Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):	September 4, 2007

Pacific Biometrics, Inc.
__________________________________________
(Exact name of registrant as specified in its charter)

Delaware	000-21537	93-1211114
_____________________ (State or other jurisdiction	_____________ (Commission	______________ (I.R.S. Employer
of incorporation)	File Number)	Identification No.)

220 West Harrison Street Seattle, Washington		98119
_________________________________ (Address of principal executive offices)		___________ (Zip Code)

Registrant’s telephone number, including area code:	206-298-0068

Not Applicable
______________________________________________
Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01	Changes in Registrant's Certifying Accountant.

On September 4, 2007, the Audit Committee of Pacific Biometrics, Inc. approved the dismissal of Williams & Webster P.S. ("Williams & Webster") as the company’s independent registered public accountants and the hiring of PMB Helin Donovan, LLP ("PMB Helin Donovan") as the company’s new independent registered public accountants. On September 5, 2007, the company entered into an engagement agreement with PMB Helin Donovan to serve as its new independent registered public accountants.

Williams & Webster’s report on the financial statements for the fiscal years ended June 30, 2005 and 2006, contained no adverse opinion or disclaimer of opinion, nor was any such report qualified as to uncertainty, audit scope, or accounting principles. Williams & Webster’s audit report as of and for the fiscal year ended June 30, 2005 contained an explanatory paragraph regarding the Company’s ability to continue as a going concern.

During the fiscal years ended June 30, 2005 and 2006, and during the interim period between July 1, 2006, and September 4, 2007, there were no disagreements with Williams & Webster on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Williams & Webster, would have caused it to make reference to the subject matter of the disagreements in connection with its reports.

Pacific Biometrics has requested that Williams & Webster furnish it a letter addressed to the Securities and Exchange Commission stating whether Williams & Webster agrees with the disclosure in response to this Item 4.01. Williams & Webster’s letter to the Securities and Exchange Commission, dated September 26, 2007, is attached as Exhibit 16.1 to this Form 8-K.

During the prior two fiscal years and the subsequent interim period prior to the engagement of PMB Helin Donovan on September 5, 2007, Pacific Biometrics did not consult with PMB Helin Donovan regarding the application of accounting principles to any specific transaction, whether completed or proposed; on the type of audit opinion that might be rendered on Pacific Biometrics’ financial statements; or on any matter that was either the subject of a disagreement or a reportable event.

Item 9.01	Financial Statements and Exhibits.

(c) Exhibits

Exhibit No.	Description

16.1	Updated letter of Williams & Webster dated September 26, 2007, regarding change in certifying public accountant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PACIFIC BIOMETRICS, INC.

September 27, 2007	By:	/s/ Mario R. Ehlers

Name: Mario R. Ehlers
Title: Chief Medical Officer

EXHIBIT INDEX

Exhibit No.	Description

16.1	Updated letter of Williams & Webster dated September 26, 2007, regarding change in certifying public accountant

EXHIBIT 16.1

[WILLIAMS & WEBSTER LETTERHEAD]

September 26, 2007

Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549

Re:	Pacific Biometrics, Inc.
Commission File Number 0-21537

Dear Sirs:

We are in agreement with the statements made by the above registrant in its Form 8-K/A to be filed on September 26, 2007.

Our independent auditor’s report on the financial statements of Pacific Biometrics, Inc. for the period ended June 30, 2006 contained no adverse opinion or disclaimer of opinion, nor was it modified as to audit scope, accounting principles, or uncertainties. Our independent auditor’s report on the financial statements of Pacific Biometrics, Inc. for the period ended June 30, 2005 contained no adverse opinion or disclaimer of opinion, nor was it modified as to audit scope, accounting principles, or uncertainties other than inclusion of an explanatory paragraph regarding doubt about the Company’s ability to continue as a going concern.

There were no disagreements with Pacific Biometrics, Inc. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Sincerely,

/s/ Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington